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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

TREESOURCE INDUSTRIES, INC.
(Name of Issuer)

COMMON
(Title of Class of Securities)

929344208
(CUSIP Number)

R. Gregory Service, 2220 NW 84th Loop, Vancouver, Washington   98665
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2002
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   Potential persons who are to respond to the collection of information contained in this form are not required
   to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2/98)
30046046.01

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TreeSource Acquisition Company LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* Other OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000,000	
	8	SHARED VOTING POWER None	
	9	SOLE DISPOSITIVE POWER 9,000,000	
	10	SHARED DISPOSITIVE POWER None	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%		
14	TYPE OF REPORTING PERSON* PN, HC		

30046046.0130046046.01

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RER, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* Other OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Montana		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None	
	8	SHARED VOTING POWER 9,000,000	
	9	SOLE DISPOSITIVE POWER None	
	10	SHARED DISPOSITIVE POWER 9,000,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%		
14	TYPE OF REPORTING PERSON* PN, HC		

30046046.0130046046.01

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PLR, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* Other OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Montana		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None	
	8	SHARED VOTING POWER 9,000,000	
	9	SOLE DISPOSITIVE POWER None	
	10	SHARED DISPOSITIVE POWER 9,000,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%		
14	TYPE OF REPORTING PERSON* PN, HC		

30046046.0130046046.01

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard A. Reep		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* Other OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None	
	8	SHARED VOTING POWER 9,000,000	
	9	SOLE DISPOSITIVE POWER None	
	10	SHARED DISPOSITIVE POWER 9,000,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%		
14	TYPE OF REPORTING PERSON* IN		

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Gregory Service		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* Other OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None	
	8	SHARED VOTING POWER 9,000,000	
	9	SOLE DISPOSITIVE POWER None	
	10	SHARED DISPOSITIVE POWER 9,000,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%		
14	TYPE OF REPORTING PERSON* IN		

30046046.0130046046.01

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harold Mildenberger		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* Other OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None	
	8	SHARED VOTING POWER 9,000,000	
	9	SOLE DISPOSITIVE POWER None	
	10	SHARED DISPOSITIVE POWER 9,000,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%		
14	TYPE OF REPORTING PERSON* IN		

30046046.0130046046.01

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jim Schueler		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS* Other OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None	
	8	SHARED VOTING POWER 9,000,000	
	9	SOLE DISPOSITIVE POWER None	
	10	SHARED DISPOSITIVE POWER 9,000,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%		
14	TYPE OF REPORTING PERSON* IN		

30046046.0130046046.01

Item 1.   **Security and Issuer.**

This statement relates to the Common Stock of TreeSource Industries, Inc. The principle officers of TreeSource Industries, Inc. are Robert W. Lockwood, Chief Executive Officer and President, residing at 414 N. 7th, Tacoma, Washington; and Bret R. Linsenmann, Chief Accounting Officer, residing at 15525 SW Peridot Way, Beaverton, Oregon.

Item 2.   **Identity and Background.**

Persons filing this statement:

TreeSource Acquisition Company LLC is a Washington limited liability company, organized for the purpose of acquiring TreeSource Industries, Inc. with its principle business address 2220 NW 84th Loop, Vancouver, Washington. It is managed by five managers, RER, LLC, PLR, LLC, Harold Mildenberger, Jim Schueler and R. Gregory Service.

RER, LLC and PLR, LLC are Montana limited liability companies organized for the purpose of investing in TreeSource Acquisition Company LLC and each are managed by Richard A. Reep, an attorney, whose address is P.O. Box 9019, Missoula, Montana.

Harold Mildenberger is the owner of Mildenberger Motors, Hamilton, Montana and his address is P.O. Box 630, Hamilton, Montana.

Jim Schueler is the owner of Rocky Mountain Log Homes in Hamilton, Montana and his address is P.O. Box 1888, Hamilton, Montana.

R. Gregory Service is an independent businessman and consultant whose address is 2220 NW 84th Loop, Vancouver, Washington.

All of the above mentioned individuals are citizens of the United States; and, over the past five years, none of the individuals have been convicted of a crime or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   **Source and Amount of Funds and Other Consideration.**

The securities of the issuer acquired by TreeSource Acquisiton Company LLC were acquired in a bankruptcy reorganization of the issuer in partial satisfaction of secured debt of the issuer held by TreeSource Acquisition Company LLC.

Item 4.   **Purpose of Transaction.**

TreeSource Acquisition Company LLC acquired the all of the outstanding securities of the issuer as part of the Reorganization Plan approved by the bankruptcy court for the purpose of changing the management of issuer; and as the sole shareholder of issuer, holds the securities for investment purposes.   Other than the divestiture of certain assets in accordance with adopted Reorganization Plan which management may execute in the ordinary course of business, there are no plans, arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

30046046.0130046046.01

Item 5.   **Interest in Securities of the Issuer.**

TreeSource Acquisition Company LLC owns 9,000,000 shares of common stock of the issuer, which constitutes 100% of outstanding securities of issuer. As the sole shareholder of issuer, TreeSource Acquisition Company LLC has sole voting and dispositive power associated with the shares. Each of the named individuals serve as managers of TreeSource Acquisition Company LLC pursuant to an operating agreement and each named person, in its capacity as manager, may act independently on behalf of TreeSource Acquisition Company LLC to direct the voting or disposition of the shares.   Thus, each named individual shares with the others the voting and dispositive power associated with 100% of outstanding shares and, as a result, each is the beneficial owner of 9,000,000 shares.

Item 6.   **Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.**

NONE

Item 7.   **Material to be Filed as Exhibits.**

Written agreement authorizing joint filing as required by Section 13d-1(k) of the Securities Exchange Act of 1934.


SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ R. Gregory Service   Date: February 4, 2002
R. Gregory Service, Individually and as Manager
of TreeSource Acquisition Company LLC

/s/ Richard A. Reep   Date: February 5, 2002
Richard A Reep, Individually and as Manager
of RER, LLC and PLR, LLC, managers of
TreeSource Acquisition Company LLC

/s/ Harold Mildenberger   Date: February 4, 2002
Harold Mildenberger, Individually and as Manager
of TreeSource Acquisition Company LLC

/s/ Jim Schueler   Date: February 4, 2002
Jim Schueler, Individually and as Manager
of TreeSource Acquisition Company LLC

30046046.0130046046.01